Griffin Land & Nurseries, Inc.
90 Salmon Brook Street
Granby, Ct 06035
(860) 653-4541
(860) 653-2919 (fax)

December 12, 2005

VIA EDGAR

Nilimah N. Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Griffin Land & Nurseries, Inc.
Form 10-K/A for the Fiscal Year Ended November 27, 2004
Form 10-Q/A for the Fiscal Quarter Ended February 26, 2005
Forms 10-Q for the Fiscal Quarters Ended May 28, 2005 and August 27, 2005
Filed November 3, 2005
File No. 1-12879

Dear Ms. Shah:

This letter sets forth the response of Griffin Land & Nurseries, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings received by letter dated November 30, 2005. For your convenience, we have set forth the Staff’s comments immediately preceding our response.

Staff Comments:

1.	Form 10-K/A for the Fiscal Year Ended November 27, 2004

We refer you to our letter dated October 20, 2005 regarding the disclosure and presentation of your restatements for the fiscal years 2004, 2003, 2002, 2001, and 2000. As discussed in this letter, Selected Financial Data for fiscal 2001 and 2000 should be marked as unaudited in your Form 10-K/A for the fiscal year ended November 27, 2004. Although fiscal years 2001 and 2000 were labeled restated, they were not also labeled unaudited. Please tell us where you have included this disclosure or why you believe it is not necessary. Otherwise, please amend your Form 10-K/A for the fiscal year ended November 27, 2004 to label fiscal years 2001 and 2000 as they appear in the Selected Financial Data section as unaudited.

Response:

The Company believes that the disclosure in the introductory paragraph to the Selected Financial Data table, which states that only the selected financial data for fiscal years 2002, 2003 and 2004 are derived from the audited financial statements included elsewhere in the report, is sufficient to inform readers that the selected financial data for fiscal years 2000 and 2001 are unaudited. Additionally, the Company believes it would be misleading to label fiscal years 2000 and 2001 as they appear in the Selected Financial Data section as unaudited because it would suggest that fiscal years 2002, 2003 and 2004 were subject to a review by the Company’s independent auditors under SAS No. 42, “Reporting on Condensed Financial Statements and Selected Financial Data.” The Company believes the approach it used in the Form 10-K/A for the year ended November 27, 2004 is consistent with the practice of the Division of Corporation Finance with respect to labeling columns in the Selected Financial Data section of periodic reports, as reflected in Securities and Exchange Commission Division of Corporation Finance Accounting Disclosure Rules and Practices Manual, 2000 Edition, Topic 4, which states in relevant part:

F. Selected Financial Data

1. An auditor may be engaged to report on selected financial data using the guidance of SAS 42. Identification of some or all columns of selected financial data as "audited" or other references to the auditor can create the impression that the registrant has so engaged the auditor. If no auditor association with the selected financial data has occurred but an investor could obtain such an impression from the manner of presentation, the staff should recommend revision of that presentation. A statement in a headnote to the data that the amounts presented for the fiscal year are derived from audited financial statements does not create the impression that the information was subject to a SAS 42 examination.

2. If an auditor was engaged to report on the selected financial data, the form of report specified by SAS 42 should be included in the filing and the auditor's consent to the report should make reference to its applicability to the selected financial data.

2.	Form 10-Q for the Fiscal Quarter Ended August 27, 2005

We reviewed your Item 4 disclosure included in your Form 10-Q for the fiscal quarter ended August 27, 2005. Your disclosure states that except as described above, there were no changes in your internal control over financial reporting during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please avoid using phrases that include “except for” wording, which appears contradictory when disclosing changes which occurred in your internal controls during the most recent fiscal quarter.

Response:

The Company acknowledges the Staff’s comment and will incorporate such comment in preparing future filings.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to these responses or other matters, please call the undersigned at (860) 653-4541, ext. 125.

Very truly yours,

/s/ Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial Officer
and Secretary